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yshimada@sidley.com

March 13, 2002

Via Federal Express

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hino Motors, Ltd. (the "Issuer")
File No. 82-1388

Dear Sir/Madam:

On behalf of the Issuer, please find enclosed herewith one (1) copy of each of the following documents:

(1) English Annual Report for the year ended March 31, 2001; and

(2) Brief English Summary of Interim Securities Report for the period between April 1, 2001 and September 30, 2001.

These documents are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b). Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

Yoshiki Shimada

Enclosures

dlw 3/19

NY1 5159015v1



02 MAR 15 AM 8:25

File No. 82-1388

TO: The Minister of Finance

BRIEF DESCRIPTION OF INTERIM SECURITIES REPORT

The 90th first half fiscal year
Started on Apr. 1, 2001, Ended on Sept. 30, 2001

Presented on Dec. 17, 2001

Company Name:	Hino Motors, Ltd.
Name & Title of Representative:	Tadaaki Jagawa, President
Address of Head Office:	1-1, Hinodai 3-chome, Hino-shi, Tokyo
Telephone Number:	042-586-5085
Responsible officer:	Takatoshi Ishigami, General Manager, Accounting Division
Location where Securities Report: is available to the public	Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchange

Table of Contents:



File NO. 82-1388

3. Production facilities
   1) Change of facilities
   2) Investment plan

4. Information on the company submitting this report
   1) Change in shareholders equity
      (1) Number of total shares
      (2) Change in number of issued shares and paid-in capital
      (3) Major Shareholders
      (4) Voting Rights

   2) Stock price on Tokyo stock exchange
   3) Directors and Auditors

5. Financial outline
   Interim report of independent CPA*
   1) Interim consolidated financial statements
      (1) Interim consolidated financial statements
      (2) Others
   Interim report of independent CPA*
   2) Non-consolidated financial statements
      (a) Non-consolidated financial statements
      (b) Others

6. Other information on the company submitting this report

II. Information on Loan and Other Guaranty of the company submitting this report

*Certified Public Accountant



File NO.82-1388

The summary of consolidated financial statement is as follows.
(As of Sept. 30, 2001)

(1)Consolidated Balance Sheet

	Million of Yen
(Assets)	
Current assets	
Cash and cash equivalent	38,153
Trade receivable notes and accounts	232,478
Securities	1,431
Parent company shares	16,047
Inventories	70,157
Deferred income tax assets (Current)	14,437
Others	13,652
Less allowance for doubtful accounts	(4,504)
Total current assets	381,853
Fixed assets	
Property, plant and equipment	
Building and structures	112,571
Machinery, equipment and vehicles	75,742
Land	98,830
Others	24,293
Total property, plant and equipment	311,438
Intangible assets	5,410
Investments and advances	
Investment securities	52,916
Deferred income tax assets (Non-current)	2,339
Others	16,276
Less allowance for doubtful accounts	(5,721)
Total investments and advances	65,810
Total fixed assets	382,659
Total assets	764,512
(Liabilities)	
Current liabilities	
Trade payable notes and accounts	126,379
Short-term bank loans	258,022
Current portion of long-term debt	30,000
Reserve for bonus	4,666
Reserve for products warranty	5,801
Others	36,759
Total current liabilities	461,628
Long-term liabilities	
Corporate bonds	20,000
Long-term loans	53,718
Deferred income tax liabilities (Non-current)	10,349
Retirement allowance	-
Accrued severance indemnities	42,461
Others	143
Total long-term liabilities	126,672
Total liabilities	588,301
(Minority interests in consolidated subsidiaries)	
Minority interests in consolidated subsidiaries	8,862



(Shareholders' equity)	
Common stock	72,717
Additional paid-in capital	64,307
Retained earnings	19,954
Net unrealized gains(losses) on other marketable securities	17,221
Translation adjustments	(6,821)
	167,378
Less common stock owned by the company	(1)
Less common stock owned by subsidiaries	(28)
Total shareholders' equity	167,349
Total assets, liabilities and minority interests in consolidated subsidiaries	764,512



File NO.82-1388

(2)Consolidated Statements of Operations

		Million of Yen
Net sales		367,694
Cost of sales		311,137
Gross profit		56,557
Selling, general and administrative expenses		
Salary and allowance	16,305	
Provision for products warranty	5,801	
Provision for bonus	2,962	
Provision for severance indemnities	-	
Severance indemnities expense	1,346	
Provision for doubtful accounts	336	
Others	26,048	52,799
Operating income		3,757
Operating loss		-
Ex-operational profit		
Interest income	288	
Dividend income	862	
Profit on sales of marketable securities	-	
Equity in earnings of unconsolidated subsidiaries	760	
Others	845	2,757
Ex-operational expenses		
Interest expenses	3,394	
Loss in earnings of unconsolidated subsidiaries	-	
Others	1,439	4,833
Ordinary income		1,680
Reccuring loss		-
Extraordinary profit		
Profit on sales of of property, plant and equipment	308	
Profit on sales of investment securities	1,267	
Others	22	1,598
Extraordinary loss		
Loss on disposal of property, plant and equipment	508	
Write-down of investment securities	809	
Extraordinary severance expenses	46	
Provision for severance indemnities	-	
Loss on disposal of inventories	392	
Plant accident expenses	741	
Others	317	2,816
Net income before adjustments for tax		462
Loss before income taxes		-
Income tax, enterprise tax and inhabitants tax	762	
Deferred tax	(347)	414
Minority interests in income of consolidated subsidiaries		(77)
Net income		125
Net loss		-



File NO.82-1388

(3)Consolidated Statements of Shareholders' Equity

		Million of Yen
Balance at March 31, 2001		
Term-end balance of consolidated retained earnings		19,939
Decrease of shareholders' equity		
Directors' and statutory auditors' bonuses	17	
Decrease due to the addition of subsidiaries and affiliates accounted for by the equity method	-	
Decrease due to increase in new consolidated subsidiaries and equity-menthod affiliates	92	110
Net income		125
Net loss		-
Balance at September 30, 2001		19,954



File NO.82-1388

(4)Consolidated Statement of Cash Flow

	Million of Yen
Operating activities	
Income before income tax	462
Net loss before income taxes and minority interests	-
Depreciation and amortization	15,791
Amortization of consolidation adjustments	210
Provision for allowance for doubtful accounts	(128)
Increase(decrease) in retirement allowances	(86)
Interest and dividend income	(1,151)
Interest charges	3,394
Translation adjustments	9
Minority interests in income of consolidated subsidiaries	(760)
Profit on sales of marketable securities	-
Profit on sales of investment securities	(1,267)
Write-down of marketable and investment securities	809
Loss on disposal of property, plant and equipment	508
Profit on sale of property, plant and equipment	(308)
Decrease (increase) in notes and accountants receivable	12,220
Decrease in inventories	2,143
Decrease (increase) in notes and accountants payable	76
Others, net	2,761
Subtotal	34,684
Interest and dividend received	1,151
Interest paid	(3,687)
Income taxes paid (refunded)	(977)
Net cash provided by operating activities	31,170
Investing activities	
Deposit to time deposits	(1,009)
Refundment of time deposits	1,259
Payment for purchase of securities	-
Proceeds from sales of securities	-
Payment for purchase of property, plant and equipment	(8,895)
Proceeds from sales of property, plant and equipment	675
Payment for purchase of investment securities	(196)
Proceeds from sales of investment securities	2,015
Payment for purchase of subsidiaries	-
Others	(1,729)
Net cash used in investing activities	(7,880)
Financing activities	
Net (decrease) increase in short-term loans	(69,406)
Proceeds from long-term loans	13,230
Repayments of long-term loans	(30,246)
Repayments of bonds	(10,000)
Proceeds from stock issue	66,286
Net cash (used in) provided by financing activities	(30,135)
Effect of exchange rate changes on cash and cash equivalents	9
Net (decrease) increase in cash and cash equivalents	(6,834)
Cash and cash equivalents at beginning of year	41,967
Increase due to the addition of consolidated subsidiaries	1,840
Cash and cash equivalents at September 30, 2001	36,972